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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                             COMSHARE, INCORPORATED
                            (Name of Subject Company)

                             COMSHARE, INCORPORATED
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    205912108
                      (CUSIP Number of Class of Securities)

                               Brian J. Jarzynski
          Senior Vice President, Chief Financial Officer and Treasurer
                             Comshare, Incorporated
                              555 Briarwood Circle
                            Ann Arbor, Michigan 48108
                                  (734)994-4800
    (Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                             Thomas S. Vaughn, Esq.
                               Dykema Gossett PLLC
                             400 Renaissance Center
                             Detroit, Michigan 48243
                                 (313) 568-6800


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 1 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 1, 2003, by Comshare, Incorporated (the "Company"), a Michigan corporation relating to the tender offer made by Conductor Acquisition Corp., (the "Purchaser") a Michigan corporation and an indirect wholly owned subsidiary of Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act, ("Geac"), as set forth in a Tender Offer Statement filed by Purchaser on Schedule TO, dated July 1, 2003, for all of the outstanding common stock of Comshare, including the Series A Preferred Stock purchase rights associated thereto, at a price of $4.60 net per share, upon the terms and subject to the conditions set forth in the Schedule TO.

         Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase. The Schedule 14D-9 is hereby amended and supplemented as follows:

ITEM 8. ADDITIONAL INFORMATION.

            Item 8 of the Schedule 14D-9 is hereby amended and supplemented to include the following:

            On July 16, 2003, Geac and the Company jointly announced that on July 15, 2003, the Federal Trade Commission granted early termination of the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Geac's proposed acquisition of Comshare.

ITEM 9. EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following:

EXHIBIT NUMBER                      DESCRIPTION
--------------                      -----------
(a)(35)                    Joint Press Release issued by Geac and the Company on
                           July 16, 2003.

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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           COMSHARE, INCORPORATED


                                           By: /s/ Brian J. Jarzynski
                                              ----------------------------------
                                                 Brian J. Jarzynski
                                                 Senior Vice President, Chief
                                                 Financial Officer and Treasurer

Dated:  July 16, 2003

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                                 EXHIBIT INDEX


EXHIBIT NO.              DESCRIPTION

EX-99.a(35)              Joint Press Release issued by GEAC and the Company on
                         July 16, 2003